SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. )

                   Connetics Corporation
_________________________________________________________________
                             (Name of Issuer)



                  Common Stock, $.001 par value
_________________________________________________________________
                      (Title of Class of Securities)



                          0002078541
_________________________________________________________________
                              (CUSIP Number)

Kathleen K. Schoemaker             John C. MacMurray, Esq.
Domain Associates                  Reboul, MacMurray, Hewitt,
One Palmer Square                    Maynard & Kristol
Princeton, New Jersey  08542       45 Rockefeller Plaza
Tel. (609) 683-5656                New York, New York  10111
                                   Tel. (212) 841-5700

_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


          December 15, 1997
_________________________________________________________________
                       (Date of Event Which Requires
                         Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].
_________________________________________________________________
1)   Name of Reporting Person                Domain Partners III,

     S.S. or I.R.S. Identification           L.P.
     No. of Above Person

CUSIP No. 0002078541                                     Page 2 of 11 Pages

_________________________________________________________________
2)   Check the Appropriate Box                    (a) [x]
     if a Member of a Group                       (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    1,220,199 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 63,898
Reporting Person:                            issuable upon exercise of
                                             warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  1,220,199 shares of
                              tive Power     Common Stock (including 63,898
                                             issuable upon exercise of
                                             warrants)
                        _________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________
11)  Aggregate Amount Beneficially           1,220,199 shares of
     Owned by Each Reporting Person          Common Stock (including 63,898
                                             issuable upon exercise of
                                             warrants)
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)

Excludes Certain Shares
_________________________________________________________________

CUSIP No. 0002078541                                     Page 3 of 11 Pages

13)  Percent of Class
     Represented by                          9.3%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0002078541                                     Page 4 of 11 Pages
_________________________________________________________________
1)   Name of Reporting Person                DP III Associates,
     S.S. or I.R.S. Identification           L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                    (a) [x]
     if a Member of a Group                       (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    42,445 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 2,209
Reporting Person:                            issuable upon
                                             exercise of
                                             warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  42,445 shares of
                              tive Power     Common Stock
                                             (including 2,209
                                             issuable upon
                                             exercise of
                                             warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-

                         ________________________________________

11)  Aggregate Amount Beneficially           42,445 shares of
     Owned by Each Reporting Person          Common Stock
                                             (including 2,209
                                             issuable upon
                                             exercise of
                                             warrants)

CUSIP No. 00078541                                       Page 5 of 11 Pages

________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
________________________________________________________________
13)  Percent of Class
     Represented by                          0.3%
     Amount in Row (11)
________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0002078541                                     Page 6 of 11 Pages
_________________________________________________________________
1)   Name of Reporting Person                Domain Associates
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                    (a) [x]
     if a Member of a Group                       (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                         Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          New Jersey
_________________________________________________________________
Number of                7)   Sole Voting    4,215 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person:
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  4,215 shares of
                              stive Power    Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________
11)  Aggregate Amount Beneficially           4,215 shares of
     Owned by Each Reporting Person          Common Stock

_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          less than 0.1%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0002078541                                     Page 7 of 11 Pages

                               Schedule 13D
                               _____________

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Connetics Corporation, a Delaware corporation (the "Issuer"). The name of the Issuer was formerly Connective Therapeutics, Inc. The principal executive offices of the Issuer are located at 3400 West Bayshore Road, Palo Alto, California 94303.

Item 2.   Identity and Background.
          _______________________

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners III, L.P., a Delaware limited partnership ("DP III"),
DP III Associates, L.P., a Delaware limited partnership ("DPA") and Domain Associates, a New Jersey general partnership ("DA"). DP III, DPA and DA are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DA is a New Jersey general partnership, whose principal business is that of an investment manager. DPIII and DPA are Delaware limited partnerships, whose principal businesses are those of private investment partnerships. The sole general partner of DP III and DPA is One Palmer Square Associates III, L.P., a Delaware limited partnership
("OPSA III"), whose principal business is that of acting as the general partner of DPIII and DPA. The following individuals, who are citizens of the United States, are both general partners of DA and of OPSA III: (i) James C. Blair, (ii) Brian H. Dovey, (iii) Jesse I. Treu, (iv) Richard S. Schneider and (v) Kathleen K. Schoemaker. Arthur Klausner, who is a citizen of the United States, is also a general partner of DA. The principal business and principal office address is for each entity and individual named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d)  None of the entities or persons identified in this Item 2

CUSIP No. 0002078541                                     Page 8 of 11 Pages

has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          This statement relates to the acquisition by DP III and DPA on December 15, 1997 of 434,952 and 15,048 shares, respectively, of Common Stock (the "Shares"), at a purchase price of $3.00 per share, pursuant to a Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission (SEC Registration No. 333-41195) in connection with a secondary offering of 1,750,000 shares of Common Stock (the "Offering").

Item 4.   Purpose of Transaction.
          ______________________

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following information is based on a total of 13,100,602 shares of Common Stock outstanding after the completion of the Offering. Calculations with respect to DP III give effect to the exercise of presently- exercisable Warrants to purchase 63,898 shares of Common Stock and calculations with respect to DPA give effect to the exercise of presently-exercisable Warrants to purchase 2,209 shares of Common Stock.

          (a)  DP III
               ______

          DP III owns an aggregate 1,220,199 shares of Common Stock, or approximately 9.3% of the Common Stock outstanding.

CUSIP No. 0002078541                                     Page 9 of 11 Pages


          DPA
          ___

          DPA owns an aggregate 42,445 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          OPSA III
          ________

          OPSA III, as the general partner of DP III and DPA, may be deemed to beneficially own the aggregate 1,262,644 shares of Common Stock owned by DP III and DPA, or approximately 9.6% of the Common Stock outstanding.

          DA
          __

          DA owns an aggregate 4,215 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of OPSA III and DA may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by DP III, DPA and DA. Each of the general partners of OPSA III and DA disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a partner of OPSA III and DA, in the Common Stock owned by DP III, DPA and DA.

          (c)  Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III, DPA or DA.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          _______________________________________

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit A -  Group Agreement (Appears at Page 11)

CUSIP No. 0002078541                                    Page 10 of 11 Pages

                         Signature
                         _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1998

                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates III L.P.,
                                     General Partner

                              By /s/ Kathleen K. Schoemaker
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates III L.P.,
                                     General Partner

                              By /s/ Kathleen K. Schoemaker
                                   General Partner


                              DOMAIN ASSOCIATES


                              By /s/ Kathleen K. Schoemaker
                                   General Partner

CUSIP No. 0002078541                                    Page 11 of 11 Pages


                                                       EXHIBIT A

                               AGREEMENT OF
                        DOMAIN PARTNERS III, L.P.,
                          DP III ASSOCIATES, L.P.
                                    AND
                             DOMAIN ASSOCIATES
                         PURSUANT TO RULE 13d-1(f)
                         _________________________

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates III L.P.,
                                     General Partner

                              By /s/ Kathleen K. Schoemaker
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates III L.P.,
                                     General Partner

                              By /s/ Kathleen K. Schoemaker
                                   General Partner


                              DOMAIN ASSOCIATES


                              By /s/ Kathleen K. Schoemaker
                                   General Partner




Date:  January 16, 1998